EXHIBIT 99.10

PRESS RELEASE

TotalEnergies and European Energy to partner on renewable
projects in multiple geographies

Paris/Copenhagen, 20 September 2023 – TotalEnergies and European Energy have agreed to jointly develop, build and operate in a 65/35 joint-venture at least 4 GW of onshore renewable projects in multiple geographies.

The partnership aims to leverage both parties’ strengths: TotalEnergies brings its strong experience in the construction and operation of large-scale projects coupled with its capability to market the offtake in merchant countries and its financial robustness. European Energy has a proven track record in developing greenfield projects and engaging successfully with stakeholders.

“We are delighted to enter into this agreement with European Energy which has developed a portfolio of asset in merchant countries such as Spain where TotalEnergies is already active, and which will enable us to accelerate our profitable growth. This cooperation will build on the strength and complementarity of both companies to bring value to these markets where our integrated power strategy makes a lot of sense.” said Vincent Stoquart, Senior Vice President, Renewables at TotalEnergies.

“The strategic cooperation that we will enter into with TotalEnergies is a decisive step in moving forward the green transition. With our extensive development pipeline and experience in developing green field renewable projects and TotalEnergies’ experience and ambitions on renewable energy onshore and offshore, this partnership sets a new milestone for the further acceleration of the growth of our renewable energy capacity around the world, said Knud Erik Andersen, Group CEO at European Energy.

This agreement is subject to the receipt of applicable regulatory approvals from relevant authorities.

***

TotalEnergies and renewables electricity

As part of its ambition to get to net zero by 2050, TotalEnergies is building a portfolio of activities in electricity and renewables. At the end of July 2023, TotalEnergies' gross renewable electricity generation installed capacity was 19 GW. TotalEnergies will continue to expand this business to reach 35 GW of gross production capacity from renewable sources and storage by 2025, and then 100 GW by 2030 with the objective of being among the world's top 5 producers of electricity from wind and solar energy.

About TotalEnergies

TotalEnergies is a global multi-energy company that produces and markets energies: oil and biofuels, natural gas and green gases, renewables and electricity. Our more than 100,000 employees are committed to energy that is ever more affordable, cleaner, more reliable and accessible to as many people as possible. Active in more than 130 countries, TotalEnergies puts sustainable development in all its dimensions at the heart of its projects and operations to contribute to the well-being of people.

European Energy and offshore wind

European Energy is developing a portfolio of offshore wind projects primarily in the Nordics.

About European Energy

European Energy was founded in 2004 in Copenhagen. The company develops and constructs renewable energy projects across the world. European Energy owns more than 1,4 GW of renewable energy projects and has more than 60 GW of renewable energy projects in its pipeline in 28 countries.

European Energy contacts

Media Relations: +45 3126 9376 | miol@europeanenergy.com | @EuropeanEnergy

Investor Relations: +45 20 10 39 79 | investor.relations@europeanenergy.com

TotalEnergies contacts

Media Relations: +33 1 47 44 46 99 | presse@totalenergies.com | @TotalEnergiesPR

Investor Relations: +33 (0)1 47 44 46 46| ir@totalenergies.com

@TotalEnergies	TotalEnergies	TotalEnergies	TotalEnergies

Cautionary Note

The terms “TotalEnergies”, “TotalEnergies company” or “Company” in this document are used to designate TotalEnergies SE and the consolidated entities that are directly or indirectly controlled by TotalEnergies SE. Likewise, the words “we”, “us” and “our” may also be used to refer to these entities or to their employees. The entities in which TotalEnergies SE directly or indirectly owns a shareholding are separate legal entities. This document may contain forward-looking information and statements that are based on a number of economic data and assumptions made in a given economic, competitive and regulatory environment. They may prove to be inaccurate in the future and are subject to a number of risk factors. Neither TotalEnergies SE nor any of its subsidiaries assumes any obligation to update publicly any forward-looking information or statement, objectives or trends contained in this document whether as a result of new information, future events or otherwise. Information concerning risk factors, that may affect TotalEnergies’ financial results or activities is provided in the most recent Universal Registration Document, the French-language version of which is filed by TotalEnergies SE with the French securities regulator Autorité des Marchés Financiers (AMF), and in the Form 20-F filed with the United States Securities and Exchange Commission (SEC).